Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

GREENPRO CAPITAL CORP.

a Nevada corporation

(Pursuant to NRS 78.385 and 78.390)

Greenpro Capital Corp., a Nevada corporation (the “Corporation”), hereby certifies as follows:

1. The name of the corporation is Greenpro Capital Corp.

2. The Articles of Incorporation of the Corporation, as amended (the “Articles”), have been amended as follows:

Article 3 (Authorized Stock) of the Articles is hereby amended by inserting the following paragraph as the first paragraph of Article 3:

“Upon the effectiveness of this Certificate of Amendment (the “Effective Time”), every ten (10) shares of common stock, par value $0.0001, of the Corporation (the “Common Stock”), issued and outstanding immediately prior to the Effective Time, shall automatically and without any further action on the part of the Corporation or any holder thereof be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.0001. No fractional shares shall be issued in connection with the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall issue such additional fraction of a share of Common Stock as is necessary to increase the fractional share to a whole share, such that the number of shares of Common Stock to be received by each holder shall be rounded up to the nearest whole share. The total number of shares of capital stock that the Corporation is authorized to issue shall not be changed by the Reverse Stock Split or this Certificate of Amendment and shall remain six hundred million (600,000,000) shares, consisting of five hundred million (500,000,000) shares of Common Stock, par value $0.0001, and one hundred million (100,000,000) shares of preferred stock, par value $0.0001. Each certificate that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares represented by such certificate shall have been combined as a result of the Reverse Stock Split, subject to the rounding-up treatment of fractional share interests described above.”

3. The vote by which the stockholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required by law or by the Articles, voted in favor of the amendment is: Shares representing 60.97% of the outstanding voting power of the Corporation, including 60.97% of the outstanding voting power of the Common Stock, were voted in favor of the amendment.

4. Effective date and time of filing: August 4, 2026, at 9:00 p.m. Pacific Time.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to the Articles of Incorporation to be executed by a duly authorized officer of the Corporation on this 10th day of July 2026.

GREENPRO CAPITAL CORP.

By:	/s/ Lee Chong Kuang
Name:	Lee Chong Kuang
Title:	Chief Executive Officer, President and Director